Via Facsimile and U.S. Mail
Mail Stop 6010

February 7, 2008

Daniel J. Coots
Senior Vice President, Treasurer and
Chief Financial Officer
GAINSCO, INC.
3333 Lee Parkway, Suite 1200
Dallas, Texas 75219

Re: GAINSCO, INC.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed April 2, 2007
     File Number: 001-09828

Dear Mr. Coots:

      We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief